SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 February 2019

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 20 February 2019 re: 2018 Annual Report and Accounts

20 February 2019

LLOYDS BANKING GROUP PLC – ANNUAL REPORT AND ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2018

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following document to the National Storage Mechanism.

●
Annual Report and Accounts 2018

This document will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

A copy of the Annual Report and Accounts 2018 is available through the ‘Investors & Performance’ section of our website www.lloydsbankinggroup.com

This announcement also contains additional information for the purposes of compliance with the Disclosure Guidance and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted, in full unedited text, from the Annual Report and Accounts 2018 (the ‘Annual Report’). References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report. The 2018 Results News Release made on 20 February 2019 contained a condensed set of financial statements, the Group Chief Executive’s statement and the Chief Financial Officer’s review.

-END-

For further information:

Investor Relations
Douglas Radcliffe
+44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@.lloydsbanking.com

Corporate Affairs
Matt Smith
+44 (0)20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward looking statements with respect to the business, strategy, plans and/or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks related to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the transition from IBORs to alternative reference rates; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this Annual Report are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this Annual Report to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this Annual Report do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Appendix 1 – Principal risks and uncertainties
The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on pages 32-35 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

The most significant risks which could impact the delivery of our long-term strategic objectives and our approach to each risk are detailed below.

There remains continued uncertainty around both the UK and global political and macroeconomic environment. The potential impacts of external factors have been considered in all principal risks to ensure any material uncertainties continue to be monitored and are appropriately mitigated.

As part of the Group’s ongoing assessment of the potential implications of the UK leaving the European Union, the Group continues to consider the impact to its customers, colleagues and products – as well as legal, regulatory, tax, financial and capital implications.

Principal risks and uncertainties are reviewed and reported regularly. As part of a review of the Group’s risk categories, the secondary risk categories of Change, Data management and Operational resilience have been elevated to primary risk categories, and Strategic risk has been included as a new primary risk category, in the Group’s Risk Management Framework. These changes will be embedded during 2019 and reflected within the Group’s principal risks.

Full analysis of risk categories page 114

Credit
The risk that parties with whom we have contracted, fail to meet their financial obligations (both on and off balance sheet).

Example
Observed or anticipated changes in the economic environment could impact profitability due to an increase in delinquency, defaults, write-downs and/or expected credit losses

Key mitigating actions
●
Credit policy, incorporating prudent lending criteria, aligned with Board-approved risk appetite, to effectively manage risk
●
Robust risk assessment and credit sanctioning to ensure we lend appropriately and responsibly
●
Extensive and thorough credit processes and controls to ensure effective risk identification, management and oversight During the year we strengthened affordability buffers and improved controls to restrict lending to consumers with higher risk of over-indebtedness
●
Effective, well-established governance process supported by independent credit risk oversight and assurance
●
Early identification of signs of stress leading to prompt engagement with the customer

Key risk indicators
£937m
Impairment charge
2017: £795m

£9,215m
Stage 3 assets1
1 Jan 2018: £9,055m

Alignment to strategic priorities and future focus
Maximising the Group’s capabilities
●
We seek to support sustainable growth in our targeted segments. We have a conservative and well-balanced credit portfolio, managed through the economic cycle and supported by strong credit portfolio management.
●
We are committed to better addressing our customers’ banking needs through consistent, fair and responsible credit risk decisions, aligned to customers’ circumstances, whilst staying within prudent risk appetite.
●
Impairments remain below long-term levels and are expected to increase as the level of write-backs and releases reduces and impairments normalise.

1 Underlying total gross lending.

Read more pages 115 to 135

Regulatory and legal
The risk that the Group is exposed to financial loss, fines, censure, or legal or enforcement action; or to civil or criminal proceedings in the courts (or equivalent) and/or the Group is unable to enforce its rights due to failing to comply with applicable laws (including codes of practice which could have legal implications), regulations, codes of conduct or legal obligations, or a failure to adequately manage actual or threatened litigation, including criminal proceedings.

Example
●
Failure to deliver key regulatory changes or to comply with ongoing requirements

Key mitigating actions
●
Implementation of compliance and legal risk management policies and procedures to ensure appropriate controls and processes are in place to comply with legislation, rules and regulation
●
Embedding Group-wide processes to monitor ongoing compliance with new legislation, rules and regulation
●
Continued investment in people, processes, training and IT to help meet our legal and regulatory commitments
●
Ongoing engagement with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation
●
Ongoing horizon scanning to identify changes in regulatory and legal requirements

Key risk indicators
£993m
Mandatory, legal and regulatory investment spend
2017: £886m

Alignment to strategic priorities and future focus
Delivering a leading customer experience
●
We are committed to operating sustainably and responsibly, and commit significant resource and expense to ensure we meet our legal and regulatory obligations.
●
We respond as appropriate to impending legislation, regulation and associated consultations and participate in industry bodies. We continue to be proactive in responding to significant ongoing and new legislation, regulation and court proceedings.

Read more page 135

Conduct
The risk of customer detriment due to poor design, distribution and execution of products and services or other activities which could undermine the integrity of the market or distort competition leading to unfair customer outcomes, regulatory censure and financial and reputational loss.

Example
●
The most significant conduct cost in recent years has been PPI mis-selling

Key mitigating actions
●
Conduct policies and procedures are in place to ensure appropriate controls and processes that deliver fair customer outcomes
●
Conduct risk appetite metrics provide a granular view of how our products and services are performing for customers through the customer lifecycle
●
Product approval, continuous product review processes and customer outcome testing in place (across products and services)
●
Learning from past mistakes through root cause analysis
●
Clear customer accountabilities for colleagues, with rewards driven by customer-centric metrics
●
Further enhancements and embedding of our framework to support all customers, including those in vulnerable circumstances

Key risk indicators
92.5%
Conduct risk appetite metric performance-Group
2017: 92.3%

Alignment to strategic priorities and future focus
Delivering a leading customer experience
●
As we transform our business, minimising conduct risk is critical to achieving our strategic goals and meeting regulatory standards.
●
We have senior committees that ensure our focus on embedding a customer-centric culture and delivering fair outcomes across the Group. Further enhancements to our conduct risk framework continue to support this through robust and effective management of conduct risk. Together these support our vision of being the best bank for customers, enabling the delivery of a leading customer experience through effective root cause analysis and learning from customer feedback.

Read more page 136

Operational
We face significant operational risks which may disrupt services to customers, cause reputational damage, and result in financial loss. These include the availability, resilience and security of our core IT systems, unlawful or inappropriate use of customer data, theft of sensitive data, fraud and financial crime threats, and the potential for failings in our customer processes.

Example
●
The dynamic threat posed by cyber risk to the confidentiality and integrity of electronic data or the availability of systems

Key mitigating actions
●
Investing in enhanced cyber controls to protect against external threats to the confidentiality or integrity of electronic data, or the availability of systems, and to ensure effective third-party assurance
●
Enhancing the resilience of systems that support critical business processes with independent verification of progress on an annual basis
●
Significant investment in compliance with General Data Protection Regulation and Basel Committee on Banking Supervision standards
●
Working with industry bodies and law enforcement agencies to identify and combat fraud and money laundering

Key risk indicators
99.97%
Availability of core systems
2017: 99.98%

Alignment to strategic priorities and future focus
Delivering a leading customer experience
●
We recognise that resilient and secure technology, and appropriate use of data, is critical to delivering a leading customer experience and maintaining trust across the wider industry.
●
The availability and resilience of IT systems remains a key strategic priority and the Cyber programme continues to focus on enhancing cyber security controls. Internal programmes ensure that data is used correctly, and the control environment is regularly assessed through both internal and third-party testing.

Read more pages 136 to 138

People
Key people risks include the risk that we fail to maintain organisational skills, capability, resilience and capacity levels in response to organisational, political and external market change and evolving business needs.

Example
●
Inability to attract or retain colleagues with key skills could impact the achievement of business objectives

Key mitigating actions
●
Focused action to attract, retain and develop high calibre people. Delivering initiatives to reinforce behaviours which generate the best outcomes for customers and colleagues
●
Managing organisational capability and capacity to ensure there are the right skills and resources to meet our customers’ needs
●
Effective remuneration arrangements to promote appropriate colleague behaviours and meet regulatory expectations
●
During 2018 we enhanced our colleague wellbeing strategies to ensure support is in place to meet colleague needs, and to help achieve the skills and capability growth required to build a workforce for the ‘Bank of the Future’

Key risk indicators
79%
Values and behaviours index1
2017: 80%

Alignment to strategic priorities and future focus
Transforming ways of working
●
Regulatory requirements relating to personal accountability and remuneration rules could affect the Group’s ability to attract and retain the calibre of colleagues required to meet changing customer needs. We recognise the challenges in delivering the Group’s strategic priorities and we will continue to invest in the development of colleague capabilities and agile working practices. This investment will deliver a leading customer experience and allow the Group to respond quickly to customers’ rapidly changing decision-making in a digital era.

1 Formerly known as Best bank for customers index.

Read more page 138

Insurance underwriting
Key insurance underwriting risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase as our presence in the bulk annuity market increases.

Example
●
Uncertain property insurance claims impact Insurance earnings and capital, e.g. extreme weather conditions, such as flooding, can result in high property damage claims.

Key mitigating actions
●
Strategic decisions made consider the maintenance of the current well-diversified portfolio of insurance risks.
●
Processes for underwriting, claims management, pricing and product design seek to control exposure. Experts in demographic risk (for example longevity) support the propositions.
●
Reinsurance and other risk transfer arrangements are actively reviewed for their efficacy, including monitoring the strength of third-parties with whom the risk is shared.

Key risk indicators
£14,384m
Insurance (Life and Pensions
present value of new
business premiums)
2017: £9,951m

£690m
General Insurance
underwritten
total gross written
premiums
2017: £733m

Alignment to strategic priorities and future focus
Delivering a leading customer experience
●
We are committed to meeting the changing needs of customers by working to provide a range of insurance products via multiple channels. The focus is on delivering a leading customer experience by helping customers protect themselves today whilst preparing for a secure financial future.
●
Strategic growth initiatives within Insurance are developed and managed in line with a defined risk appetite, aligned to the Group risk appetite and strategy.

Read more pages 138 to 139

Capital
The risk that we have a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Example
●
A worsening macroeconomic environment could lead to adverse financial performance, which could deplete capital resources and/ or increase capital requirements due to a deterioration in customers’ creditworthiness.

Key mitigating actions
●
A comprehensive capital management framework that includes setting of capital risk appetite and dividend policy.
●
Close monitoring of capital and leverage ratios to ensure we meet regulatory requirements and risk appetite.
●
Comprehensive stress testing analyses to evidence capital adequacy.

Key risk indicators
13.9%
Common equity tier 1
ratio1,2
2017: 13.9%

5.6%
UK leverage ratio1
2017: 5.4%

Alignment to strategic priorities and future focus
Maximising the Group’s capabilities
●
Ensuring we hold an appropriate level of capital to maintain financial resilience and market confidence underpins our strategic objectives of supporting the UK economy, and growth in targeted segments through the cycle.
1 Pro forma.
2 CET1 ratio after ordinary dividends and share buyback.

Read more pages 139 to 147

Funding and liquidity
Funding risk is the risk that we do not have sufficiently stable and diverse sources of funding. Liquidity risk is the risk that we have insufficient financial resources to meet our commitments as they fall due.

Example
●
A deterioration in either the Group’s or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits, would adversely impact our funding and liquidity position.

Key mitigating actions
●
Holding liquid assets to cover potential cash and collateral outflows and to meet regulatory requirements. In addition, maintaining a further pool of assets that can be used to access central bank liquidity facilities.
●
Undertaking daily monitoring against a number of market and Group-specific early warning indicators.
●
Maintaining a contingency funding plan detailing actions and strategies available in stressed conditions.

Key risk indicators
£129bn
LCR eligible assets
2017: £121bn

107%
Loan to deposit ratio
1 Jan 2018: 107%

Alignment to strategic priorities and future focus
Maximising the Group’s capabilities
●
We maintain a strong funding position in line with our low risk strategy, and the loan to deposit ratio remains within our target range.
●
Our funding position allows the Group to grow targeted business segments, and better address our customers’ needs.

Read more pages 147 to 152

Governance
Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from ensuring that the Group continues to demonstrate compliance with the requirements to ring-fence core UK financial services and activities, the potential impact of EU exit and further requirements under the Senior Manager & Certification Regime (SM&CR).

Examples
●
Inadequate or complex governance arrangements to address ring-fencing requirements and the potential impact of EU exit could result in a weaker control environment, delays in decision making and lack of clear accountability.
●
Non-compliance with, or breaches of SM&CR requirements could result in lack of clear accountability, and legal and regulatory consequences.

Key mitigating actions
●
To meet ring-fencing requirements, core UK financial services and activities have been ring-fenced from other activities of the Group and an appropriate control environment and governance structures are in place to ensure compliance.
●
A dedicated change programme is in place and addressing the additional SM&CR requirements which will come into force during 2019.
●
A dedicated programme is in place to assess and address the potential impacts of EU exit on the Group’s operations in Europe. The Group is in close and regular contact with regulators to develop and deploy our planned operating and legal structure to mitigate the potential impacts of EU exit.
●
Evolving risk and governance arrangements to ensure they continue to be appropriate to comply with regulatory objectives.

Key risk indicators
N/A

Alignment to strategic priorities and future focus
Delivering a leading customer experience
●
Ring-fencing ensures that we are safer and continue to deliver a leading customer experience by providing further protection to core retail and SME deposits, increasing transparency of our operations and facilitating the options available in resolution.
●
Our governance framework and strong culture of ownership and accountability enabled effective, on time, compliance with the SM&CR requirements and enable us to demonstrate clear accountability for decisions.

Read more page 153

Market
The risk that our capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s defined benefit pension schemes.

Examples
●
Earnings are impacted by our ability to forecast and model customer behaviour accurately and establish appropriate hedging strategies.
●
The Insurance business is exposed indirectly to equity risk through the value of future management charges on policyholder funds. Credit spread risk within the Insurance business primarily arises from bonds and loans used to back annuities.
●
Narrowing credit spreads will increase the cost of pension scheme benefits.

Key mitigating actions
●
Structural hedge programmes implemented to manage liability margins and margin compression.
●
Equity and credit spread risks are closely monitored and, where appropriate, asset and liability matching is undertaken.
●
The Group’s defined benefit pension schemes continue to monitor their credit allocation as well as the hedges in place against nominal rate and inflation movements.

Key risk indicators
£1,146m
IAS 19 Pension surplus
2017: £509m

Alignment to strategic priorities and future focus
Maximising the Group’s capabilities
●
We actively manage our exposure to movements in market rates, to drive lower volatility earnings and offer a comprehensive customer proposition with hedging strategies to support strategic aims. Mitigating actions are implemented to reduce the impact of market movements, resulting in a more stable capital position.
●
Effective interest rate and inflation hedging has kept volatility in the Group’s defined benefit pension schemes low. This combined with improved market conditions has helped keep the schemes in IAS 19 surplus in 2018. This allows us to more efficiently utilise available capital resources to better enable the Group to maximise its capabilities.

Read more pages 154 to 159

Model
The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

Example:
●
The consequences of inadequate models could include: inappropriate levels of capital or impairments; inappropriate credit or pricing decisions; and adverse impacts on funding or liquidity, or the Group’s earnings and profits.

Key mitigating actions
●
A comprehensive model risk management framework.
●
Defined roles and responsibilities, with clear ownership and accountability.
●
Principles regarding the requirements of data integrity, development, validation, implementation and ongoing maintenance.
●
Regular model monitoring.
●
Independent review of models.
●
Periodic validation and re-approval of models.

Key risk indicators
N/A

Alignment to strategic priorities and future focus
Digitising the Group
●
The Group’s models play a vital role in supporting Group strategy to ensure profitable growth in targeted segments and the Group’s drive toward automation and digital solutions to enhance customer outcomes. Model risk management helps ensure these models are implemented in a controlled and safe manner for both the Group and customers.

Read more page 159

Appendix 2 – Related Party Transactions

The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 237 to 238 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

Note 46: Related party transactions

Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non‑Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2018 £m	2017£m	2016£m
Compensation
Salaries and other short-term benefits	14	13	17
Post-employment benefits	–	–	−
Share-based payments	18	22	23
Total compensation	32	35	40

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil million (2017: £0.05 million; 2016: £0.1 million).

	2018 million	2017 million	2016 million
Share option plans
At 1 January	1	3	9
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	3
Exercised/lapsed (includes entitlements of former key management personnel)	(1)	(2)	(9)
At 31 December	–	1	3

	2018 million	2017 million	2016 million
Share plans
At 1 January	82	65	82
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	39	37	29
Exercised/lapsed (includes entitlements of former key management personnel)	(37)	(20)	(46)
At 31 December	84	82	65

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2018 £m	2017£m	2016£m
Loans
At 1 January	2	4	5
Advanced (includes loans of appointed key management personnel)	1	1	3
Repayments (includes loans of former key management personnel)	(1)	(3)	(4)
At 31 December	2	2	4

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 6.70 per cent and 24.20 per cent in 2018 (2017: 6.45 per cent and 23.95 per cent; 2016: 2.49 per cent and 23.95 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2017 and 2016: £nil).

	2018 £m	2017£m	2016£m
Deposits
At 1 January	20	12	13
Placed (includes deposits of appointed key management personnel)	33	41	41
Withdrawn (includes deposits of former key management personnel)	(33)	(33)	(42)
At 31 December	20	20	12

Deposits placed by key management personnel attracted interest rates of up to 3.5 per cent (2017: 4.0 per cent; 2016: 4.0 per cent).

At 31 December 2018, the Group did not provide any guarantees in respect of key management personnel (2017 and 2016: none).

At 31 December 2018, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.5 million with 3 directors and 3 connected persons (2017: £0.01 million with three directors and two connected persons; 2016: £0.4 million with five directors and two connected persons).

Subsidiaries
Details of the Group’s subsidiaries and related undertakings are provided on pages 289–295. In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2018, customer deposits of £225 million (2017: £337 million) and investment and insurance contract liabilities of £79 million (2017: £307 million) related to the Group’s pension funds.

Collective investment vehicles
The Group manages 131 (2017: 134) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 82 (2017: 83) are consolidated. The Group invested £620 million (2017: £418 million) and redeemed £404 million (2017: £616 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,513 million (2017: £2,328 million) at 31 December. The Group earned fees of £128 million from the unconsolidated collective investment vehicles during 2018 (2017: £133 million).

Joint ventures and associates
At 31 December 2018 there were loans and advances to customers of £57 million (2017: £123 million) outstanding and balances within customer deposits of £2 million (2017: £9 million) relating to joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2018, these companies had total assets of approximately £4,091 million (2017: £4,661 million), total liabilities of approximately £4,616 million (2017: £5,228 million) and for the year ended 31 December 2018 had turnover of approximately £4,522 million (2017: £4,601 million) and made a loss of approximately £125 million (2017: net loss of £87 million). In addition, the Group has provided £1,141 million (2017: £1,226 million) of financing to these companies on which it received £49 million (2017: £81 million) of interest income in the year.

Appendix 3 – Directors’ Responsibility Statement

The following statement is extracted from page 81 of the Annual Report. The following is extracted in full and unedited form from the Annual Report. This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2018 Results News Release dated 20 February 2019.

Statement of directors’ responsibilities
The Directors are responsible for preparing the annual report, the Directors’ remuneration report and the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and parent Company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; and state whether applicable IFRSs as adopted by the European Union have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the Directors’ remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website at www.lloydsbankinggroup.com. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current Directors who are in office as at the date of this report, and whose names and functions are listed on pages 52 to 53 of this annual report, confirm that, to the best of his or her knowledge:
●
the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and Group; and
●
the management report contained in the strategic report and the Directors’ report includes a fair review of the development and performance of the business and the position of the Company and Group, together with a description of the principal risks and uncertainties that they face.

The Directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. The Directors have also separately reviewed and approved the strategic report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 February 2019